SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)*

New Pacific Ventures, Inc.
(Name of Issuer)

Common Stock $0.001 par value per share
(Title of Class of Securities)

647825
(CUSIP Number)

Brent Petterson
Suite 213-630 Roche Point Drive
North Vancouver, B.C. Canada V7H 3A1
                                  (604) 762-5652
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                November 1, 2001
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 647825          Page 2 of 4

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Brent Petterson

2.     Check the Appropriate box if a Member of a Group (See Instructions)

          (a)   [  ]
          (b)   [  ]

3.     SEC Use Only

4.     Source of funds*     PF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [  ]

6.     Citizenship or Place of Organization
          Brent Petterson is a citizen of Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,000,000 8. Shared Voting Power 9. Sole Dispositive Power 1,000,000 10. Shared Dispositive Power

11.     Aggregate Amount Beneficially Owned by Each Person     1,000,000

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)     [  ]

13.     Percent of Class Represented by Amount in Row (11)      11.11%

14.     Type of Reporting Person (See Instructions)     IN

CUSIP No. 647825          Page 3 of 4

Item 1.	Security and Issuer

This Schedule 13D relates to certain shares (the "Shares") of common stock, $0.001 par value of New Pacific Ventures, Inc. a Colorado Corporation. The principal offices are located at Suite 213 -630 Roche Point Drive, North Vancouver, British Columbia, Canada V7H 3A1.

Item 2.	Identity and Background
(a)	The name of the person filing this Schedule 13D is Brent Petterson;
(b)	Brent Petterson's place of residence is Suite 213-630 Roche Point Drive, North Vancouver, B.C. Canada V7H 3A1;
(c)	Brent Petterson is the Secretary-Treasurer/Director of the issuer. Mr. Petterson is an accountant;
(d)	Brent Petterson during the last five years has not been convicted in a criminal proceeding;
(e)

Brent Petterson has not in the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result that such a proceeding was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to Federal or State securities law or finding any violation with respect to such laws; and

(f)	Brent Petterson is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the acquisition of the securities was $1,000 in personal funds.

Item 4.	Purpose of Transaction
(a)	Brent Petterson acquired the securities from the issuer for his own account and not for redistribution;
(b)	N/A
(c)	N/A
(d)	N/A
(e)	N/A
(f)	N/A

CUSIP No. 647825          Page 4 of 4

(g)	N/A
(h)	N/A
(i)	N/A
(j)	N/A

Item 5.	Interest in Securities of the Issuer
(a)	Brent Petterson beneficially owns 1,000,000 shares representing 11.11%
(b)	Brent Petterson has sole power to vote or dispose 1,000,000 shares
(c)	None
(d)	N/A
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

There are no Exhibits to be filed with this Schedule 13d.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2005
Date

/s/Brent Petterson
Signature

Brent Petterson/Secretary-Treasurer/Director
Name/Title